Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the shares of Class A Common Stock of LightPath Technologies, Inc., dated as of August 15, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument.

Date: August 15, 2013

Pudong Science and Technology (Cayman) Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director

Shanghai Pudong Science and Technology Investment Co., Ltd.

By:	/s/ Xudong Zhu
Name:	Xudong Zhu
Title:	Director